.
                                                                               .
                                                                               .
                                                                               .

      Supplemental Material for Financial Results for FY 2008 (Consolidated)


                                                                                                                 (U.S. GAAP)
                                                                                                                  ---------
-------------------------------------------------------------------------------------------------------------------------- ---------
                   FY2007                                           FY2008                                                   FY2009
                 --------------------------------------            -----------------------------------------               Prospects
                                     (Note 1)  (Note 1)   FY2007                          (Note 1)  (Note 1)   FY2008        ending
                             ----------------            12 mos.                 -----------------            12 mos.         March
                   1st Half     3Q      4Q     2nd Half   ended     1st Half       3Q        4Q     2nd Half   ended           31,
                                                        March 31,                                             March 31,       2009
                                                          2007                                                  2008
-------------------------------------------------------------------------------------------------------------------------- ---------
Vehicle
Production

(thousands of
 units)               3,957  2,092    2,131     4,223      8,180      4,094      2,201      2,252      4,453       8,547
   -----------------------------------------------------------------------------------------------------------------------
   (Japan) -
   including
    Daihatsu
     & Hino           2,450  1,319    1,331     2,650      5,100      2,429      1,358      1,373      2,731       5,160
      [Daihatsu]   [    394][  208] [   213] [    421] [     815] [     376] [     197] [     212] [     409] [      785]
      [Hino]       [     52][   22] [    26] [     48] [     100] [      53] [      28] [      30] [      58] [      111]
   -----------------------------------------------------------------------------------------------------------------------
   (Overseas) -
   including
    Daihatsu
     & Hino           1,507    773      800     1,573      3,080      1,665        843        879      1,722       3,387
      [Daihatsu]   [     13][   13] [    14] [     27] [      40] [      34] [      19] [      27] [      46] [       80]
      [Hino]       [      -][    -] [     -] [      -] [       -] [       -] [       -] [       -] [       -] [        -]
     ---------------------------------------------------------------------------------------------------------------------
     North America      590    286      329       615      1,205        646        300        322        622       1,268
     ---------------------------------------------------------------------------------------------------------------------
        Europe          349    183      177       360        709        341        183        187        370         711
     ---------------------------------------------------------------------------------------------------------------------
         Asia           373    194      188       382        755        457        241        263        504         961
     ---------------------------------------------------------------------------------------------------------------------
     Latin America       77     37       33        70        147         79         40         31         71         150
     ---------------------------------------------------------------------------------------------------------------------
        Oceania          51     33       33        66        117         77         39         33         72         149
     ---------------------------------------------------------------------------------------------------------------------
        Africa           67     40       40        80        147         65         40         43         83         148
-------------------------------------------------------------------------------------------------------------------------- ---------
Vehicle Sales
(thousands
 of units)            4,145  2,155    2,224     4,379      8,524      4,301      2,281      2,331      4,612       8,913     9,060
   ----------------------------------------------------------------------------------------------------------------------- ---------
   (Japan) -
   including
    Daihatsu
     & Hino           1,073    541      659     1,200      2,273      1,006        541        641      1,182       2,188     2,200
      [Daihatsu]   [    276][  132] [   179] [    311] [     587] [     268] [     129] [     174] [     303] [      571]  [   590]
      [Hino]       [     28][   10] [    13] [     23] [      51] [      22] [      11] [      13] [      24] [       46]  [    40]
-------------------------------------------------------------------------------------------------------------------------- ---------
   (Overseas) -
   including
    Daihatsu
     & Hino           3,072  1,614    1,565     3,179      6,251      3,295      1,740      1,690      3,430       6,725     6,860
       [Daihatsu]  [     85][   50] [    49] [     99] [     184]   [   104]   [    51] [      59] [     110] [      214]  [   250]
       [Hino]      [     24][   12] [    14] [     26] [      50]   [    31]   [    17] [      17] [      34] [       65]  [    80]
     --------------------------------------------------------------------------------------------------------------------- ---------
     North America    1,464    764      714     1,478      2,942      1,497        756        705      1,461       2,958     2,770
     --------------------------------------------------------------------------------------------------------------------- ---------
        Europe          589    306      329       635      1,224        635        308        341        649       1,284     1,390
     --------------------------------------------------------------------------------------------------------------------- ---------
         Asia           382    204      203       407        789        452        241        263        504         956     1,100
     --------------------------------------------------------------------------------------------------------------------- ---------
     Latin America      142     79       63       142        284        159         91         70        161         320       320
      -------------------------------------------------------------------------------------------------------------------- ---------
        Oceania         131     68       69       137        268        140         74         75        149         289       300
     --------------------------------------------------------------------------------------------------------------------- ---------
        Africa          145     84       75       159        304        152         85         77        162         314       330
     --------------------------------------------------------------------------------------------------------------------- ---------
      Middle East       216    107      110       217        433        256        183        158        341         597       650
     --------------------------------------------------------------------------------------------------------------------- ---------
        Others            3      2        2         4          7          4          2          1          3           7
-------------------------------------------------------------------------------------------------------------------------- ---------
Total Retail
Unit Sales            4,460  2,200    2,345     4,545      9,005      4,701      2,316      2,413      4,729       9,430
(thousands of units)
-------------------------------------------------------------------------------------------------------------------------- ---------
Housing Sales
(units)               2,593  1,352    1,862     3,214      5,807      2,265      1,195      1,971      3,166       5,431     5,800
-------------------------------------------------------------------------------------------------------------------------- ---------

      Supplemental Material for Financial Results for FY 2008 (Consolidated)


                                                                                                                 (U.S. GAAP)
                                                                                                                  ---------
-------------------------------------------------------------------------------------------------------------------------- ---------
                   FY2007                                           FY2008                                                   FY2009
                 --------------------------------------            -----------------------------------------               Prospects
                                     (Note 1)  (Note 1)   FY2007                          (Note 1)  (Note 1)   FY2008        ending
                             ----------------            12 mos.                 -----------------            12 mos.         March
                   1st Half     3Q      4Q     2nd Half   ended     1st Half       3Q        4Q     2nd Half   ended           31,
                                                        March 31,                                             March 31,       2009
                                                          2007                                                  2008
-------------------------------------------------------------------------------------------------------------------------- ---------
-------------------------------------------------------------------------------------------------------------------------- ---------
Foreign Exchange Rate                                                                                                    as premise:
   Yen to US Dollar
   Rate                115    118      119       119        117        119        113        105        109         114       100
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Yen to Euro Rate    146    152      156       154        150        162        164        158        161         162       155
-------------------------------------------------------------------------------------------------------------------------- ---------
Market Share
(Japan)
   Toyota                                                                                                              approximately
  (excluding          44.7   47.5     46.2      46.8       45.8       45.4       47.7       44.3       45.8        45.6       46%
   Mini-cars) (%)
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Toyota, Daihatsu
   and Hino           40.7   42.3                          41.5       41.7       43.4                              42.0
   (including
   Mini-cars) (%)
-------------------------------------------------------------------------------------------------------------------------- ---------
Number of
Employees          295,992                              299,394    309,797                                      316,121
                                                                                                                 (Note 2)
-------------------------------------------------------------------------------------------------------------------------- ---------
Net Sales
(billions of yen) 11,471.8  6,146.5  6,329.7  12,476.2   23,948.0   13,012.2    6,709.9    6,567.1   13,277.0    26,289.2  25,000.0
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Geographical
   Segment
     --------------------------------------------------------------------------------------------------------------------- ---------
         Japan     7,010.3  3,806.2  3,998.8   7,805.0   14,815.3    7,316.8    3,984.8    4,014.2    7,999.0    15,315.8
     --------------------------------------------------------------------------------------------------------------------- ---------
     North America 4,344.6  2,378.1  2,307.0   4,685.1    9,029.7    4,909.9    2,369.8    2,143.5    4,513.3     9,423.2
     --------------------------------------------------------------------------------------------------------------------- ---------
         Europe    1,682.6    883.7    975.8   1,859.5    3,542.1    2,020.6      983.1      989.7    1,972.8     3,993.4
     --------------------------------------------------------------------------------------------------------------------- ---------
          Asia     1,024.7    561.9    639.0   1,200.9    2,225.6    1,505.3      811.2      804.4    1,615.6     3,120.9
     --------------------------------------------------------------------------------------------------------------------- ---------
         Others      968.5    511.1    443.1     954.2    1,922.7    1,128.9      641.2      524.0    1,165.2     2,294.1
     --------------------------------------------------------------------------------------------------------------------- ---------
      Elimination -3,558.9 -1,994.5 -2,034.0  -4,028.5   -7,587.4   -3,869.3   -2,080.2   -1,908.7   -3,988.9    -7,858.2
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Business Segment
     --------------------------------------------------------------------------------------------------------------------- ---------
       Automotive 10,484.2  5,665.7  5,778.1  11,443.8   21,928.0   11,939.6    6,180.4    6,057.3   12,237.7    24,177.3
     --------------------------------------------------------------------------------------------------------------------- ---------
       Financial
        Services     599.4    334.3    366.8     701.1    1,300.5      785.3      391.7      321.3      713.0     1,498.3
     --------------------------------------------------------------------------------------------------------------------- ---------
        All Other    642.2    310.5    371.0     681.5    1,323.7      614.0      333.6      399.3      732.9     1,346.9
     --------------------------------------------------------------------------------------------------------------------- ---------
       Elimination  -254.0   -164.0   -186.2    -350.2     -604.2     -326.7     -195.8     -210.8     -406.6      -733.3
-------------------------------------------------------------------------------------------------------------------------- ---------
Operating Income
(billions of yen)  1,093.4    574.7    570.5   1,145.2    2,238.6    1,272.1      601.5      396.7      998.2     2,270.3   1,600.0
   (Operating
   Income Ratio)(%)(   9.5)  (  9.4) (   9.0) (    9.2)  (    9.3)   (   9.8)  (    9.0) (     6.0)  (    7.5)  (     8.6) (    6.4)
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Geographical
   Segment
     --------------------------------------------------------------------------------------------------------------------- ---------
         Japan       684.4    383.5    389.3     772.8    1,457.2      773.3      389.4      277.6      667.0     1,440.3
     --------------------------------------------------------------------------------------------------------------------- ---------
     North America   250.5     99.1    100.0     199.1      449.6      254.1       63.6      -12.4       51.2       305.3
     --------------------------------------------------------------------------------------------------------------------- ---------
         Europe       66.0     34.8     36.5      71.3      137.3       68.3       34.0       39.2       73.2       141.5
     --------------------------------------------------------------------------------------------------------------------- ---------
          Asia        61.3     28.1     28.2      56.3      117.6      116.7       64.3       75.4      139.7       256.4
     --------------------------------------------------------------------------------------------------------------------- ---------
         Others       36.1     31.0     16.4      47.4       83.5       71.7       49.9       22.3       72.2       143.9
     --------------------------------------------------------------------------------------------------------------------- ---------
      Elimination     -4.9     -1.8      0.1      -1.7       -6.6      -12.0        0.3       -5.4       -5.1       -17.1
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Business Segment
     --------------------------------------------------------------------------------------------------------------------- ---------
       Automotive    992.1    524.1    522.6   1,046.7    2,038.8    1,181.6      567.8      422.5      990.3     2,171.9
     --------------------------------------------------------------------------------------------------------------------- ---------
       Financial
        Services      79.9     41.3     37.3      78.6      158.5       77.8       20.9      -12.2        8.7        86.5
     --------------------------------------------------------------------------------------------------------------------- ---------
        All Other     21.0      8.1     10.5      18.6       39.6       10.1       11.8       11.1       22.9        33.0
     --------------------------------------------------------------------------------------------------------------------- ---------
       Elimination     0.4      1.2      0.1       1.3        1.7        2.6        1.0      -24.7      -23.7       -21.1
------------------------------------------------------------------------------------------------------------------------------------
Income before
taxes (billions
of yen)            1,166.1    615.9    600.5   1,216.4    2,382.5    1,362.2      652.7      422.3    1,075.0     2,437.2   1,700.0
   (Income before
    taxes Ratio)(%)(  10.2)  ( 10.0) (   9.5) (    9.7) (     9.9) (    10.5)  (    9.7) (     6.4) (     8.1) (      9.3) (    6.8)
-------------------------------------------------------------------------------------------------------------------------- ---------
Equity in Earnings
of Affiliated         89.4     66.1     54.0     120.1      209.5      145.1       79.1       45.9      125.0       270.1
Companies
   (billions of yen)
-------------------------------------------------------------------------------------------------------------------------- ---------
Net Income
(billions of yen)    777.2    426.7    440.1     866.8    1,644.0      942.4      458.6      316.8      775.4     1,717.8   1,250.0
   (Net Income
   Ratio) (%)     (    6.8)  (  6.9) (   7.0)(     6.9) (     6.9) (     7.2) (     6.8) (     4.8) (     5.8) (      6.5) (    5.0)
-------------------------------------------------------------------------------------------------------------------------- ---------
Shareholders
Return
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Dividend Payout
   (billions of yen) 160.8                                384.6      207.0                                        443.2
     --------------------------------------------------------------------------------------------------------------------- ---------
     Dividend Per
     Share (yen)        50                                  120         65                                          140
     --------------------------------------------------------------------------------------------------------------------- ---------
     Payout
     Ratio (%)        20.7                                 23.4       22.0                                         25.9
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Value of shares
   repurchased       162.5                                299.5       99.4                                        317.0
   (billions of yen)
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Number of shares
   canceled              -                                    -          -                                      162,000
    (thousands)
-------------------------------------------------------------------------------------------------------------------------- ---------
Number of
Outstanding
Shares           3,609,997                            3,609,997  3,609,997                                    3,447,997
(thousands)
-------------------------------------------------------------------------------------------------------------------------- ---------

      Supplemental Material for Financial Results for FY 2008 (Consolidated)


                                                                                                                 (U.S. GAAP)
                                                                                                                  ---------
-------------------------------------------------------------------------------------------------------------------------- ---------
                   FY2007                                           FY2008                                                   FY2009
                 --------------------------------------            -----------------------------------------               Prospects
                                     (Note 1)  (Note 1)   FY2007                          (Note 1)  (Note 1)   FY2008        ending
                             ----------------            12 mos.                 -----------------            12 mos.         March
                   1st Half     3Q      4Q     2nd Half   ended     1st Half       3Q        4Q     2nd Half   ended           31,
                                                        March 31,                                             March 31,       2009
                                                          2007                                                  2008
-------------------------------------------------------------------------------------------------------------------------- ---------

-------------------------------------------------------------------------------------------------------------------------- ---------
Research &
Development
 (billions of yen)    393.2    229.0    268.5     497.5      890.7      446.3      246.8      265.7      512.5       958.8     920.0
-------------------------------------------------------------------------------------------------------------------------- ---------
Depreciation
(billions of yen)     455.2    233.2    258.6     491.8      947.0      503.6      244.5      294.3      538.8     1,042.4   1,100.0
                                                                                                                   (Note 3)
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Geographical
   Segment
   ----------------------------------------------------------------------------------------------------------------------- ---------
         Japan        295.1    142.2    155.2     297.4      592.5      301.1      145.2      166.8      312.0       613.1     690.0
     --------------------------------------------------------------------------------------------------------------------- ---------
     North America     74.3     43.9     47.1      91.0      165.3       90.4       44.3       68.8      113.1       203.5     210.0
     --------------------------------------------------------------------------------------------------------------------- ---------
         Europe        42.5     22.2     24.8      47.0       89.5       50.7       24.3       26.0       50.3       101.0     100.0
     --------------------------------------------------------------------------------------------------------------------- ---------
          Asia         27.2     15.5     19.2      34.7       61.9       40.5       20.2       20.5       40.7        81.2      60.0
     --------------------------------------------------------------------------------------------------------------------- ---------
         Others        16.1      9.4     12.3      21.7       37.8       20.9       10.5       12.2       22.7        43.6      40.0
-------------------------------------------------------------------------------------------------------------------------- ---------
Capital Expenditures
(billions of yen)     671.8    325.9    484.9     810.8    1,482.6      625.6      360.7      493.9      854.6     1,480.2   1,400.0
                                                                                                                   (Note 3)
   ----------------------------------------------------------------------------------------------------------------------- ---------
   Geographical Segment
   ----------------------------------------------------------------------------------------------------------------------- ---------
         Japan        341.8    173.1    300.4     473.5      815.3      350.6      207.9      304.6      512.5       863.1     820.0
     --------------------------------------------------------------------------------------------------------------------- ---------
     North America    169.7     67.9     81.7     149.6      319.3      159.2       71.7      103.4      175.1       334.3     320.0
     --------------------------------------------------------------------------------------------------------------------- ---------
         Europe        47.4     26.3     46.0      72.3      119.7       41.7       41.1       33.1       74.2       115.9     140.0
     --------------------------------------------------------------------------------------------------------------------- ---------
          Asia         76.4     35.9     29.3      65.2      141.6       45.4       25.3       37.7       63.0       108.4      60.0
     --------------------------------------------------------------------------------------------------------------------- ---------
         Others        36.5     22.7     27.5      50.2       86.7       28.7       14.7       15.1       29.8        58.5      60.0
-------------------------------------------------------------------------------------------------------------------------- ---------
Total Liquid Assets
(billions of yen)   4,023.3                                4,264.0    4,497.2                                      4,215.4
                                                                                                                   (Note 4)
-------------------------------------------------------------------------------------------------------------------------- ---------
Free Cash Flow
(billions of yen)     522.3                                1,003.4      291.5                                        751.5
                                                                                                                   (Note 5)
-------------------------------------------------------------------------------------------------------------------------- ---------
Total Assets
 (billions of yen) 30,047.8 31,016.8                      32,574.7   33,890.6   34,499.7                          32,458.3
-------------------------------------------------------------------------------------------------------------------------- ---------
Shareholders'
Equity
(billions of yen)  10,994.5 11,270.7                      11,836.1   12,381.2   12,497.3                          11,869.5
-------------------------------------------------------------------------------------------------------------------------- ---------
Return on
Equity (%)             14.4     15.3                          14.7       15.6       14.7                              14.5
-------------------------------------------------------------------------------------------------------------------------- ---------
Return on
Asset (%)               5.3      5.6                           5.4        5.7        5.4                               5.3
-------------------------------------------------------------------------------------------------------------------------- ---------

-------------------------------------------------------------------------------------------------------------------------- ---------
Number of
Consolidated
Subsidiaries            528                                    522        525                                          530
-------------------------------------------------------------------------------------------------------------------------- ---------
Number of
Affiliates Accounted     56                                     56         56                                           55
for Under the
 Equity Method
-------------------------------------------------------------------------------------------------------------------------- ---------

-------------------------------------------------------------------------------------------------------------
                       Contributing Factors to Operating Income
-------------------------------------------------------------------------------------------------------------
          FY2008 (billions of yen, approximately)                   Consolidated             Unconsolidated
-------------------------------------------------------------------------------------------------------------
Marketing Efforts                                                      290.0                      80.0
-------------------------------------------------------------------------------------------------------------
Cost Reduction Efforts                                                 120.0                      70.0
  -----------------------------------------------------------------------------------------------------------
  From Engineering                                                      50.0                      40.0
  -----------------------------------------------------------------------------------------------------------
  From Manufacturing and Logistics                                      70.0                      30.0
-------------------------------------------------------------------------------------------------------------
Effects of Changes in Exchange Rates                                     0.0                       0.0
-------------------------------------------------------------------------------------------------------------
Increases in Expenses                                                 -378.3                    -192.3
-------------------------------------------------------------------------------------------------------------



Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.